UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)

BSQUARE CORPORATION
(Name of Subject Company)

KONTRON MERGER SUB., INC.
(Offeror)

A Wholly Owned Subsidiary of

KONTRON AMERICA, INCORPORATED
(Offeror)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

11776U300
(CUSIP Number of Class of Securities)

Philipp Schulz
President
Kontron Merger Sub., Inc.
Industriezeile 35
4020 Linz
Austria
+43 664 60191 1075
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Jay H. Knight
Taylor K. Wirth
Barnes & Thornburg LLP
827 19th Avenue South, Suite 930
Nashville, Tennessee 37203-3447
(615) 621-6100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Kontron Merger Sub., Inc., a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of Kontron America, Incorporated, a Delaware corporation (“Kontron”), with the Securities and Exchange Commission (the “SEC”) on October 24, 2023 (as it may be further amended and supplemented from time to time, the “Schedule TO”). The Schedule TO relates to the tender offer by Merger Sub to purchase all of the outstanding shares of common stock, no par value per share (the “Shares”), of Bsquare Corporation, a Washington corporation (“BSQR”), at a purchase price of $1.90 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated October 24, 2023 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”) (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“The Offer and related withdrawal rights expired as scheduled at one minute after 11:59 p.m., Eastern Time, on December 6, 2023 (such date and time, the “Expiration Time”), and was not further extended. The Depositary has advised Merger Sub that, as of the Expiration Time, an aggregate of 14,093,157  Shares had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 70.9% of the issued and outstanding Shares as of the Expiration Time and an additional 386,424 Shares were tendered pursuant to guaranteed delivery procedures, representing an additional approximately 1.9% of total outstanding Shares at the Expiration Time. Accordingly, the Minimum Condition has been satisfied. Merger Sub has accepted for payment, and will promptly pay for, all Shares that were validly tendered and not validly withdrawn pursuant to the Offer prior to the Expiration Time.

Following completion of the Offer, on December 7, 2023, Kontron completed its acquisition of BSQR through the merger of Merger Sub with and into BSQR, without a vote of the shareholders of BSQR pursuant to Section 23B.11.030(9) of the WBCA, in accordance with, and subject to the terms of, the Merger Agreement, with BSQR surviving as a wholly-owned subsidiary of Kontron.

Following the Merger, all Shares ceased trading after the closing of trading on NASDAQ on December 7, 2023 and will be delisted from NASDAQ. In addition, Kontron intends to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of BSQR’s reporting obligations under the Exchange Act as promptly as practicable.

A copy of the joint press release issued by Kontron and BSQR on December 7, 2023 announcing the expiration and results of the Offer is attached as Exhibit (a)(5)(D) to the Schedule TO and incorporated herein by reference.”

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:
Exhibit No.	Description
(a)(5)(D)	Joint Press Release issued by Kontron America, Incorporated and Bsquare Corporation on December 7, 2023.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2023

KONTRON AMERICA, INCORPORATED

By:	/s/ Ted Christiansen
Name:	Ted Christiansen
Title:	General Manager

KONTRON MERGER SUB., INC.

By:	/s/ Ted Christiansen
Name:	Ted Christiansen
Title:	Director and Secretary